Exhibit 99.1

Steel Partners Holdings L.P.

590 Madison Avenue

32nd Floor

New York, NY 10022

May 23, 2018

Board of Directors

Babcock & Wilcox Enterprises, Inc.

13024 Ballantyne Corporate Place, Ste 700

Charlotte, NC 28277

Re: Proposal to Purchase Babcock & Wilcox Enterprises, Inc. (the “Company”)

Ladies and Gentlemen:

As you know, we are significant stockholders of the Company, and collectively with the members of our Section 13(d) group beneficially own approximately 18.0% of the Company’s outstanding common stock. We have been in active dialogue with the Company and its advisors and continue to believe that a sale of the entire Company would be in the best interests of the Company and its shareholders. We are prepared to acquire all shares we do not currently own for a price in the range of $3.00-$3.50 per share in cash. This range reflects a significant premium to the recently completed rights offering. Our proposal is based upon our acquisition of the entire Company, including its MEGTEC and Universal businesses. We have had discussions with the Company’s existing lending group, the Alvarez & Marsal team, and a number of investment bankers. We believe that our proposal provides desired certainty and liquidity for the Company’s shareholders, and presents a compelling opportunity to continue working together with both the current management team and the Alvarez & Marsal team.

We have performed due diligence based on publicly available information and information the Company has provided thus far. We would like, and are in a position, to complete our due diligence as soon as possible and ask that the Company promptly complete its efforts to satisfy our due diligence requests. We are prepared to move expeditiously and cooperatively to complete a transaction. We are in the process of obtaining reasonable financing for the transaction and have had meaningful discussions with lending sources, including the Company’s existing lenders. We are highly confident, based upon our existing relationships and the interest shown to date, that we would be able to deliver any necessary financing commitments upon the signing of a definitive merger agreement.

This is a nonbinding indication of interest, and any transaction would be subject to completion of our confirmatory due diligence, negotiation and execution of a merger agreement containing customary terms and conditions for a transaction of this type and size, and other customary conditions.

I look forward to hearing from you as soon as possible.

Sincerely,

/s/ Warren Lichtenstein

Warren Lichtenstein

Executive Chairman